UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: March 17, 2011
	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM SHAREHOLDERS APPROVE COMBINATION WITH WIND

TELECOM S.p.A.

Amsterdam and New York (March 17, 2011)—VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP) announced today that the Company’s shareholders approved all of the items on the agenda at today’s Special General Meeting, paving the way to complete the combination of VimpelCom and Wind Telecom S.p.A. (“Wind Telecom”) (the “Transaction”).

Alexander Izosimov, CEO and President of VimpelCom, commented: “The approval of this transformative combination with Wind Telecom by our shareholders will lead to the creation a new global telecom player with over 173 million mobile subscribers covering a population of 838 million people. The combined group will have a significantly diversified revenue base, substantially larger scale of operations, and potential synergies estimated to be US$2.5 billion on a net present value basis. This transaction and the shareholder vote underscore the Company’s dedication to delivering substantial value creation for shareholders and our commitment to corporate governance excellence.”

Shareholders representing 93.1% of the Company’s voting shares participated in the Special General Meeting. The resolutions at the Special General Meeting were approved by 53.3% of the voting shares that participated in the meeting. Of the Company’s public shareholders, present at the Special General Meeting 39.8% voted in favor of the resolutions and 60.2% voted against the resolutions.

The completion of the Transaction is subject to certain conditions precedent, such as receipt of regulatory approvals and receipt of funds to finance the Transaction. Completion of the Transaction is expected to occur in the first half of 2011.

About VimpelCom

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikstan, Georgia, Armenia, Kyrgyzstan, Vietnam, Cambodia and Laos, covering territory with a total population of about 351,5 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

About WIND TELECOM S.p.A.

WIND TELECOM S.p.A. is a leading international telecommunications company offering mobile, fixed, Internet and international communication services. WIND TELECOM S.p.A. owns 100% of Wind Telecomunicazioni S.p.A. and 51.7% of Orascom Telecom Holding SAE,

which in turn operates GSM networks in Algeria, Bangladesh, Egypt, Pakistan, North Korea, and in Canada through its indirect equity ownership in Globalive Wireless. WIND TELECOM S.p.A., through its subsidiaries, is currently serving 117 million subscribers worldwide and is the entry point of choice for both technically advanced attractive markets and high-growth under-penetrated emerging markets.

Cautionary Statement Regarding Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the Transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the Transaction, VimpelCom’s business or Wind Telecom’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the Transaction; the possibility that Telenor may succeed in the arbitration against the Company and Altimo or bring other legal challenge (including requests for injunctive relief) against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s proxy statement furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K on February 15, 2011, VimpelCom’s registration statement on Form F-4 filed with the SEC, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information please contact:

Questions regarding Investor Relations:

Alexey Subbotin

VimpelCom

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200

Tel: +7 495 974 58 88

Questions regarding Media and Public Relations:

Elena Prokhorova

VimpelCom

eeprokhorova@beeline.ru

Tel: +7 495 725 07 08

For all other questions, please contact our communications advisor Financial Dynamics:

UK: +44 (0) 20 7269 7180

US: +1 (212) 850 5723